Navios Maritime Holdings Inc.

Announces

Three New Time Charters

PIRAEUS, Greece, April 3, 2008 -- Navios Maritime Holdings Inc. ("Navios Holdings" or "the Company") (NYSE: NM), a large, global, vertically integrated seaborne shipping and logistics company, announced today that it has secured new time charters for three vessels.

"First-class counterparties are increasingly relying on Navios Holdings to satisfy their long-term transport needs. We are pleased to announce today that we have chartered-out vessels significantly before they are available, demonstrating our reputation for stability and reliability” said Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings.

The details for each of the charters are as follows:

Navios Sagitarius – Ten-Year Charter

The Navios Sagitarius, a 75,756 dwt Panamax vessel built in 2006, has been chartered-out for ten years, commencing about January 25, 2009. The ten-year, net daily charter-out rate will be $26,125, which compares favorably to the vessel’s expiring two year charter-out rate of $25,413 per day,

Navios Capesize TBN – Ten-Year Charter

The Navios TBN, a 172,000 dwt Capesize vessel scheduled for delivery in November of 2009, has been chartered-out for ten-years. The charter will commence upon delivery of the vessel to Navios’ fleet and the net daily charter-out rate will be $39,900. Navios Holdings may substitute an alternative capesize vessel for this charter.

Navios Horizon – Three-Year Charter

The Navios Horizon, a 50,346 dwt Ultra Handymax vessel built in 2001, has been chartered-out for three years, commencing July 24, 2008.  The net daily charter-out rate will be $36,100, which compares favorably to the vessel’s current charter-out rate of $14,725 per day.

As a result of these new charters, Navios Holdings has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 98.3% for 2008, 56.4% for 2009, 30.9% for 2010 and 18.8% for 2011.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.

Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.

For more information about Navios Holdings please visit our website: www.navios.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com